

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66248

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: N.E. Private Client Advisors, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

790 North Main Street
(No. and Street)

Providence (City) RI (State) 02904 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sergio DeCurtis (401) 274-5001 X330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Muto, Vollucci & Co., Ltd.
(Name – *if individual, state last, first, middle name*)

51 Jefferson Boulevard, Suite 400, Warwick, RI 02888
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Sergio DeCurtis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N.E. Private Client Advisors, Ltd., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres.

Title

Sheri Vieira
Notary Public MCE: 12/27/2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- * ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- * ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*Exempt under Rule 15c-3-3(k)1

N.E. Private Client Advisors, Ltd.

Financial Statements

For the Year Ended
December 31, 2013



Certified Public Accountants

N.E. Private Client Advisors, Ltd.

Financial Statements

For the Year Ended
December 31, 2013

Table of Contents



Muto, Vollucci & Co., Ltd.
Certified Public Accountants

www.mutovollucci.com

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

Independent Auditors' Report

Sergio DeCurtis, President
N.E. Private Client Advisors, Ltd.
790 North Main Street
Providence, RI 02904

Report on the Financial Statements

We have audited the accompanying financial statements of N.E. Private Client Advisors, Ltd. (the Company), which comprise the balance sheet as of December 31, 2013, and the related statements of income, changes in member's capital, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of N.E. Private Client Advisors, Ltd. as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Muto, Vollucci & Co., Ltd.
MUTO, VOLLUCCI & CO., LTD.

February 24, 2014

N.E. Private Client Advisors, Ltd.
Balance Sheet
December 31, 2013

Assets

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Current assets:			
Cash and cash equivalents (Note 2)	$577,118	$	$577,118
12b-1 fees receivable		62,715	62,715
Commissions receivable	6,036		6,036
Total current assets	583,154	62,715	645,869
Total assets	$583,154	$ 62,715	$645,869

Liabilities and Stockholder's Equity

	ALLOWABLE	NON-ALLOWABLE	TOTAL
Current liabilities:			
Accrued expenses	$ 5,266	$	$ 5,266
Stockholder's equity:			
Common stock, 1¢ par value, 8,000 shares authorized, 100 shares issued and outstanding	1		1
Additional paid-in-capital	99,999		99,999
Retained earnings	477,888	62,715	540,603
Total stockholder's equity	577,888	62,715	640,603
Total liabilities and stockholder's equity	$583,154	$ 62,715	$645,869

See independent auditors' report
and accompanying notes.

N.E. Private Client Advisors, Ltd.
Statement of Income
For the Year Ended December 31, 2013

Revenues:	
Securities commissions	$ 52,583
12b-1 commissions	592,470
Interest income	495
Total revenue	645,548
Expenses:	
Insurances	511
Office expenses (Note 4)	6,516
Officer compensation	70,000
Payroll	143,994
Payroll taxes	20,452
Pension expense (Note 5)	212,469
Professional fees	8,400
Regulatory fees	3,194
Rent (Note 4)	24,000
Taxes	550
Telephone (Note 4)	3,000
Total expenses	493,086
Net income	$152,462

See independent auditors' report
and accompanying notes.

N.E. Private Client Advisors, Ltd.
Statement of Changes in Retained Earnings
For the Year Ended December 31, 2013

Retained earnings, beginning of the year	$638,141
Net income	152,462
Less: stockholder distributions	250,000
Retained earnings, end of the year	$540,603

See independent auditors' report
and accompanying notes.

N.E. Private Client Advisors, Ltd.
Statement of Cash Flows
For the Year Ended December 31, 2013

Cash flows from operating activities:	
Net income	$152,462
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase (decrease) in cash from changes in assets and liabilities:	
12b-1 fees receivable	121
Commissions receivable	(2,270)
Total adjustments	(2,149)
Net cash provided by operating activities	150,313
Net cash used in financing activities:	
Stockholder distributions	(250,000)
Decrease in cash and cash equivalents	(99,687)
Cash and cash equivalents, beginning of the year	676,805
Cash and cash equivalents, end of the year	$577,118

See independent auditors' report
and accompanying notes.

1. Business Activity

Operated as a corporation organized as of August 20, 2004 in the State of Rhode Island, the registered broker and dealer in securities limits its operations as described in SEC Rule 15c3-1(a)(2)(vi) (Subscriptions to mutual funds Firm ID No. 136058) along with placement of variable annuities and variable life insurance policies. The Company is a member of the Financial Industry Regulatory Authority (FINRA), formerly the National Association of Securities Dealers (NASD). The majority of activity arises from New England.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of N.E. Private Client Advisors, Ltd. is presented to assist in understanding the Company's financial statements. The financial statements and their notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Handling Customers' Funds

Customers' checks are made payable directly to the mutual funds ordered by the customer. The checks are promptly submitted to the mutual fund firms, and do not enter the accounts of the Company. The same procedure is followed with placements of variable annuities and variable life insurance policies to insurance companies. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Cash and Cash Equivalents

The Company considers its money market fund accounts to be cash equivalents. The money market fund's 30 day yield was 0% at December 31, 2013.

Amounts Receivable

Both commissions and fees receivable are recorded at the amount the Company expects to collect on balances outstanding at December 31, 2013. Management provides for an allowance based on its assessment of the current status of individual accounts, historical performance and projections of trends. There was no allowance for doubtful collections at December 31, 2013. Balances that are still outstanding after management has used reasonable collection efforts will be written off through a charge to the allowance account and a credit to accounts receivable.

Revenue Recognition

Commission income from securities transactions and investment longevity fees (12b-1) are recorded on a trade date basis, or when earned.

Income Taxes

Under the provisions of Subchapter S of the Internal Revenue Code (Sec. 1363), the Company does not pay federal and state corporate income taxes. Instead, each shareholder of an S corporation separately accounts for his pro rata share of corporate items of income, deduction, loss, and credit in his tax year in which the Company's tax year ends (Code Sec. 1366).

2. Summary of Significant Accounting Policies (continued)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital, Possession or Control, and Reserve Requirements

As a registered broker and dealer in securities, the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital of $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At December 31, 2013, the Company had a net capital of $577,888, which was $572,888 in excess of its required net capital of $5,000. At December 31, 2013, the Company's percentage of aggregate indebtedness to net capital was 0.91%.

The Company is exempt from Possession or Control Requirements and Reserve Requirements under 15c3-3(k)(1).

4. Related Party Transaction

The Company rents its shared office space from an affiliate on a month-to-month basis and shares other expenses. During 2013, the Company incurred shared expenses of $24,000 in rent, $3,000 in telephone expense, and $4,800 in office expenses. During 2013, the Company paid the affiliate $31,800 for these shared expenses.

5. Pension Plan

Effective January 1, 2008, the Company instituted a 401(k) Profit Sharing Safe Harbor Pension Plan. The Company contributes 3% of gross wages for all eligible participants. Under this plan employees may also elect wage deferrals. Employees must be 21 years old, complete one year of service and have worked 1,000 hours in a year to be eligible to participate. For 2013, the Company made a contribution of $38,527.

Effective January 1, 2011, the Company amended its qualified retirement plan by adopting a cash balance contribution plan, in addition to the existing 401(k) profit sharing plan. As of December 31, 2013, the Company had contributed $173,802 to fully fund this plan.

5. Pension Plan (continued)

The following sets forth the plan's funded status at December 31, 2013:

Participants:	
Active	4
Terminated vested	0
Retired	0
Total	4
Funding target attainment percent	150%
Target normal cost	$ 71,481
Minimum required contribution	$ 0
Maximum tax-deductible contribution	$173,802
Employer contribution	$173,802
Plan participants' contributions	$ 0

Eligibility requirements:

Service – one year
Age – 21
Vesting – 100% after 3 years

6. Commitment and Contingency

The Company maintains cash balances at a financial institution where certain accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 at December 31, 2013. The Company's checking account may, at times, exceed federally insured limits. The Company has not experienced any losses in such accounts, and monitors the credit-worthiness of the financial institutions with which it conducts business. The Company believes it is not exposed to any significant credit risk on its cash.

7. Accounting for Uncertainty in Income Taxes

The Company internally monitors its tax positions to determine whether any are uncertain. The Company takes a tax position if it is determined that the position will "more-likely-than-not" be sustained upon examination by a taxing authority. The Company is a "pass-through entity" and, as such, all potential federal and state income tax liabilities, as a result of future potential examinations, will flow through to its shareholder. The 2010, 2011, 2012 and 2013 tax returns remain subject to examination by major tax jurisdictions.

8. Subsequent Events

The Company has evaluated subsequent events through February 24, 2014, which is the date the financial statements were available to be issued.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION



Muto, Vollucci & Co., Ltd.
Certified Public Accountants

www.mutovollucci.com

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Sergio DeCurtis, President
N.E. Private Client Advisors, Ltd.
790 North Main Street
Providence, RI 02904

We have audited the financial statements of N.E. Private Client Advisors, Ltd. as of and for the year ended December 31, 2013, and have issued our report thereon dated February 24, 2014, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on Pages 11 and 12 required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The additional information on Pages 11 and 12 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the additional information on Pages 11 and 12 is fairly stated in all material respects, in relation to the basic financial statements as a whole.

Muto, Vollucci & Co., Ltd.
MUTO, VOLLUCCI & CO., LTD.

February 24, 2014

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
N.E. Private Client Advisors, Ltd. as of 12/31/2013

COMPUTATION OF NET CAPITAL

Item		Code		Code
1. Total ownership equity from Statement of Financial Condition			$ 640,603	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			640,603	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 640,603	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 62,715	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(62,715)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 577,888	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 577,888	3750

OMIT PENNIES

Note: Differences exist between the above computations and the computations included in the Company's corresponding unaudited FOCUS report on Form X-17A-5, Part IIA filing at December 31, 2013. The differences are immaterial.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
N.E. Private Client Advisors, Ltd. as of 12/31/2013

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	351	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	572,888	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	571,888	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	5,266	3790
17. Add:						
A. Drafts for immediate credit	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
19. Total aggregate indebtedness				$	5,266	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)				%	0.91	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Note: Differences exist between the above computations and the computations included in the Company's corresponding unaudited FOCUS report on Form X-17A-5, Part IIA filing at December 31, 2013. The differences are immaterial.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3



Muto, Vollucci & Co., Ltd.
Certified Public Accountants

www.mutovollucci.com

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Sergio DeCurtis, President
N.E. Private Client Advisors, Ltd.
790 North Main Street
Providence, RI 02904

In planning and performing our audit of the financial statements of N.E. Private Client Advisors, Ltd. (the Company) as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Muto, Vollucci & Co., Ltd.
MUTO, VOLLUCCI & CO., LTD.

February 24, 2014

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION



Muto, Vollucci & Co., Ltd.
Certified Public Accountants

www.mutovollucci.com

51 Jefferson Blvd.
Suite 400
Warwick, RI
02888

401/461-9400
Fax:
401/461-1270

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Sergio DeCurtis, President
N.E. Private Client Advisors, Ltd.
790 North Main Street
Providence, RI 02904

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed in the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by N.E. Private Client Advisors, Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating N.E. Private Client Advisors, Ltd.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). N.E. Private Client Advisors, Ltd.'s management is responsible for the N.E. Private Client Advisors, Ltd.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries as evidenced by the bank statement cleared check copy noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers produced from accounting records noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Muto, Vollucci & Co., Ltd.
MUTO, VOLLUCCI & CO., LTD.

February 26, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066968 FINRA DEC
N E PRIVATE CLIENT ADVISORS LTD 10*10
790 N MAIN ST
PROVIDENCE RI 02904-5706

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Sergio DeCurtis 401-497-0460

2. A. General Assessment (item 2e from page 2) $ 14.29

B. Less payment made with SIPC-6 filed (**exclude interest**) (5.02)

____
Date Paid

C. Less prior overpayment applied (91.00)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $(81.73)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

N.E. Private Client Advisors Ltd.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CCO
(Title)

Dated the 26 day of Feb, 2014

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 645,548
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	$ 639,831
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	—

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income	$ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ —	
Enter the greater of line (i) or (ii)		
Total deductions		
2d. SIPC Net Operating Revenues		$ 5717.00
2e. General Assessment @ .0025		$ 14.29

(to page 1, line 2.A.)

Muto, Vollucci & Co., Ltd.
Certified Public Accountants
Warwick, Rhode Island